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                             CEDAR INCOME FUND, LTD.
                          44 South Bayles Avenue, #304
                         Port Washington, New York 11050


                                               Contact: Brenda J. Walker
                                                        Vice President/Treasurer
                                                        516) 767-6492
FOR IMMEDIATE RELEASE:
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CEDAR INCOME FUND ANNOUNCES SALE OF UTAH PROPERTY AND AGREEMENT FOR PURCHASE OF
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THREE SHOPPING CENTERS
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Port Washington, New York - May 22, 2001 - Cedar Income Fund, Ltd. (NASDAQ), a
real estate investment trust with offices in Port Washington, New York, today announced that it had completed the sale of the Broadbent Business Center in Salt Lake City, Utah. Management has advised that the Salt Lake office/warehouse facility did not fit the Company's future portfolio strategy.

Management expects to reinvest the net proceeds of sale of the Broadbent property in certain qualifying properties. In this connection, the Company also announced that it had entered into an agreement, subject to due diligence and certain closing conditions, to purchase three supermarket-anchored shopping centers containing in the aggregate approximately 470,000 rentable square feet located in eastern Pennsylvania and southern New Jersey.

Cedar Income Fund, Ltd. is a real estate investment trust administered by Cedar Bay Realty Advisors, Inc., Port Washington, New York. Shares of Cedar Income Fund, Ltd. are traded on the NASDAQ (Small Cap) Market under the symbol "CEDR".